                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-128225 and Form S-8 Registration Statements
File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

1.   Press release re MTS Announces First Quarter 2007 Financial Results

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/Eytan Bar
                                               ----------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer

Date: May 9, 2007

MTS ANNOUNCES FIRST QUARTER 2007 FINANCIAL RESULTS

RA'ANANA, ISRAEL - MAY 9, 2007 - MTS - MER TELEMANAGEMENT SOLUTIONS LTD. (NASDAQ
CAPITAL MARKET: MTSL), a global provider of business support systems (BSS( for comprehensive telecommunication management and customer care & billing (CC&B)
solutions, today announced its financial results for the first quarter of 2007.

Revenues for the first quarter of 2007 were $2.45 million, compared with revenues of $2.8 million in the first quarter of 2006. Operating loss for the first quarter of 2007 was $602,000 compared with a loss of $588,000 in the first quarter of 2006. Net loss for the first quarter was $585,000 or ($0.10) per diluted share, compared with a net loss of $485,000 or ($0.08) per diluted share in the first quarter of 2006.

MTS ended the quarter with approximately $1.9 million in cash and cash equivalents, including marketable securities.

MTS ended the first quarter with an accumulated backlog of orders of approximately $1 million. The backlog represents orders booked but not yet recognized as revenue (excluding deferred maintenance revenues) as of March 31,
2007.

Mr. Eytan Bar, President and CEO of MTS said, "We gained market visibility and were exposed to a solid pipeline for the billing market, in the IPTV, mobile, and WiMax areas. We also increased our business opportunities in the field of
Interconnect Billing following the successful implementation of this product by one of our customers, Bezeq International. As a result, additional sales opportunities have opened for our company. In the area of Telecommunications
Expense Management (TEM), we concluded the first installations of our Invoice
Management solution.

     During the first quarter of 2007, we didn't succeed in converting a number of business opportunities in the different segments of the market in which we operate into orders that would lead to revenues for our company. Nevertheless, we expect to penetrate the market in the next few quarters. We see the market opportunities and are ready to leverage our solutions," concluded Mr. Bar.

CONFERENCE CALL INFORMATION

MTS will conduct a teleconference to discuss the first quarter results on
Wednesday, May 9 at 11:00 a.m Eastern Time/6:00 p.m Israel time.

     To access the conference call, please dial +1-800-909-5202 (U.S.),
+1-785-830-7975 (international), at least 10 minutes prior to commencement of the call. Reference the MTS conference call or conference ID #MULTIVU

     A replay of the call will be available from May 9 through 11:59 p.m. EST on
May 16. To access the replay, please dial +1-800-839-2670.

ABOUT MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of business support systems for comprehensive telecommunication management and customer care &
billing solutions. MTS' business support system is a full-featured customized solution for telecommunications management, Interconnect and customer care &
billing. Its telecommunications expense management solution is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology operations, and to significantly reduce associated costs. Its service providers and carriers solutions are used to support sophisticated billing, web-based self-provisioning, partners management and interconnect billing.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the
United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with
Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ
Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS
THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO,
RISKS IN PRODUCT DEVELOPMENT PLANS AND SCHEDULES, RAPID TECHNOLOGICAL CHANGE,
CHANGES AND DELAYS IN PRODUCT APPROVAL AND INTRODUCTION, CUSTOMER ACCEPTANCE OF
NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE,
THE LENGTHY SALES CYCLE, PROPRIETARY RIGHTS OF THE COMPANY AND ITS COMPETITORS,
RISK OF OPERATIONS IN ISRAEL, GOVERNMENT REGULATIONS, DEPENDENCE ON THIRD
PARTIES TO MANUFACTURE PRODUCTS, GENERAL ECONOMIC CONDITIONS AND OTHER RISK
FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION.

CONTACTS:
COMPANY:

Shlomi Hagai
Corporate COO & CFO
Tel: +972-9-762-1733
Email: shlomi.hagai@mtsint.com

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                           MARCH 31,
                                                      DECEMBER 31,    ---------------------
                                                         2006          2006          2007
                                                        -------       -------       -------
                                                        AUDITED             UNAUDITED
                                                        -------       ---------------------
     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                            $ 1,474       $ 2,438       $ 1,674
   Short-term bank deposits                                 100             -           100
   Marketable securities                                    159           134           125
   Trade receivables, net                                 2,484         2,298         1,964
   Unbilled receivables                                      51           146           188
   Other accounts receivable and prepaid expenses           763           425           416
   Inventories                                              138           169           148
                                                        -------       -------       -------

TOTAL current assets                                      5,169         5,610         4,615
                                                        -------       -------       -------

LONG- TERM INVESTMENTS:
   Investment in an affiliate                             1,598         1,795         1,648
   Severance pay fund                                       673           514           702
   Other investments                                        366           365           367
   Deferred income taxes                                    112           115           105
                                                        -------       -------       -------

TOTAL long-term investments                               2,749         2,789         2,822
                                                        -------       -------       -------

PROPERTY AND EQUIPMENT, NET                                 439           544           385
                                                        -------       -------       -------

OTHER ASSETS:
   Goodwill                                               4,058         3,787         4,069
   Other intangible assets, net                           1,639           905         1,502
                                                        -------       -------       -------

TOTAL other assets                                        5,697         4,692         5,571
                                                        -------       -------       -------

TOTAL assets                                            $14,054       $13,635       $13,393
                                                        =======       =======       =======

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                                                    MARCH 31,
                                                                                            DECEMBER 31,     ------------------------
                                                                                               2006            2006           2007
                                                                                             --------        --------        --------
                                                                                             AUDITED                UNAUDITED
                                                                                             --------        ------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short term bank credit and current maturities on bank loan                                $    421        $      -        $    669
   Trade payables                                                                                 510             665             471
   Accrued expenses and other liabilities                                                       2,507           2,402           2,414
   Deferred revenues                                                                            1,545             868           1,493
                                                                                             --------        --------        --------

TOTAL current liabilities                                                                       4,983           3,935           5,047
                                                                                             --------        --------        --------

LONG-TERM LIABILITIES:
   Long term bank loan                                                                            583               -             333
   Accrued severance pay                                                                          946             770           1,004
                                                                                             --------        --------        --------

 TOTAL long-term liabilities                                                                    1,529             770           1,337
                                                                                             --------        --------        --------

SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at
       December 31, 2006 and March 31, 2006 and 2007; Issued: 5,784,645, 5,774,645 and
       5,784,645 shares at December 31, 2006 and March 31, 2006 and 2007, respectively; Outstanding: 5,773,845, 5,763,845 and 5,773,845 shares at
       December 31, 2006 and March 31, 2006 and 2007, respectively                                 17              17              17
   Additional paid-in capital                                                                  16,109          15,964          16,132
   Treasury shares (10,800 Ordinary shares)                                                       (29)            (29)            (29)
   Accumulated other comprehensive income                                                         254              26             283
   Accumulated deficit                                                                         (8,809)         (7,048)         (9,394)
                                                                                             --------        --------        --------

TOTAL shareholders' equity                                                                      7,542           8,930           7,009
                                                                                             --------        --------        --------

TOTAL liabilities and shareholders' equity                                                   $ 14,054        $ 13,635        $ 13,393
                                                                                             ========        ========        ========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                                                    THREE MONTHS ENDED
                                                                                             YEAR ENDED                  MARCH 31,
                                                                                            DECEMBER 31,       ------------------------------
                                                                                               2006               2006              2007
                                                                                            -----------        -----------        -----------
                                                                                              AUDITED                    UNAUDITED
                                                                                            -----------        ------------------------------

 Revenues                                                                                   $    10,484        $     2,814        $     2,446
 Cost of revenues                                                                              *) 3,355           *)   934             *) 628
                                                                                            -----------        -----------        -----------

Gross profit                                                                                      7,129              1,880              1,818
                                                                                            -----------        -----------        -----------

Operating expenses:
   Research and development, net                                                               *) 3,633           *) 1,060             *) 886
   Selling and marketing                                                                       *) 3,078           *)   830             *) 836
   General and administrative                                                                  *) 2,651           *)   578             *) 698
                                                                                            -----------        -----------        -----------

TOTAL operating expenses                                                                          9,362              2,468              2,420
                                                                                            -----------        -----------        -----------

Operating loss                                                                                   (2,233)              (588)              (602)
Financial income (expenses), net                                                                    (54)                37                (15)
                                                                                            -----------        -----------        -----------

Loss before taxes on income                                                                      (2,287)              (551)              (617)
Taxes on income                                                                                     118                  3                  -
                                                                                            -----------        -----------        -----------

Loss before equity in earnings of affiliate                                                      (2,405)              (554)              (617)
Equity in earnings of affiliate                                                                     159                 69                 32
                                                                                            -----------        -----------        -----------

Net loss                                                                                    $    (2,246)       $      (485)       $      (585)
                                                                                            ===========        ===========        ===========

Net loss per share:
   Basic and diluted net loss per Ordinary share                                            $     (0.39)       $     (0.08)       $     (0.10)
                                                                                            ===========        ===========        ===========
   Weighted average number of Ordinary shares used in computing basic and diluted net
      loss per share                                                                          5,762,311          5,744,864          5,773,845
                                                                                            ===========        ===========        ===========

     *)   Including stock-based employee compensation in the amounts of $ 4, $
          6, $ 4 and $ 9 for the 3 months period ended March 31, 2007 (December
          31, 2006 - $ 21, $ 101, $ 17 and $ 71 and March 31, 2006 - $ 10, $ 15,
          $ 13 and $ 25) in cost of revenues, research and development, selling and marketing and general and administrative, respectively.